UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 5, 2016

SPECTRA ENERGY CORP

(Exact name of registrant as specified in its charter)

Delaware	1-33007	20-5413139
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5400 Westheimer Court

Houston, Texas 77056

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 713-627-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On September 5, 2016, Spectra Energy Corp (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enbridge Inc., a Canadian corporation (“Enbridge”) and Sand Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Enbridge (“Merger Sub”).

The Merger Agreement provides that, among other things, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger, and, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock of the Company, par value $0.001 (the “Common Stock”) (other than shares owned directly by the Company, Enbridge or Merger Sub, which shall be cancelled), will automatically be converted into, and become exchangeable for, 0.984 (the “Exchange Ratio”) validly issued, fully paid and non-assessable Enbridge common shares (the “Merger Consideration”).

As of the Effective Time, each option to purchase Common Stock, Company phantom unit, Company performance stock unit, and other Company award measured by the value of shares of Common Stock (collectively, “Company Equity Awards”), other than Company performance stock units granted in 2014 and 2015, will be converted into a corresponding award with respect to Enbridge common shares, with the number of shares subject to and, if applicable, the exercise price of the Company Equity Award adjusted to preserve the aggregate intrinsic value of the original Company Equity Award, subject to rounding. Each Company performance stock unit granted in 2014 or 2015 will, as of the Effective Time, vest (with performance deemed satisfied (1) at 100% in the case of awards granted in 2014, and (2) based on actual performance through the Effective Time, in the case of awards granted in 2015) and be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such award.

Under the terms of the Merger Agreement, as of the Effective Time, Mr. Al Monaco, the current President and Chief Executive Officer of Enbridge, will remain as President and Chief Executive Officer of the combined company, and Mr. Gregory L. Ebel, the current Chairman, President and Chief Executive Officer of the Company, will become Chairman of the board of directors of the combined company. In addition, the board of directors of the combined company will be comprised of 13 directors, including 8 designated by Enbridge from the directors of Enbridge serving prior to the Effective Time and 5 designated by the Company from the directors of the Company serving prior to the Effective Time. In addition, following the completion of the Merger, Enbridge will maintain a substantial business presence in Houston, Texas, which will be the headquarters for its natural gas business.

The closing of the Merger is subject to customary closing conditions, including (1) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of Common Stock entitled to vote on such matter at a meeting of the Company’s stockholders duly called and held for such purpose (the “Requisite Company Vote”), (2) approval by the affirmative vote of the majority of the votes cast a meeting of the holders of Enbridge common shares of the issuance of the Enbridge common shares in connection with the Merger and an amendment to the Enbridge bylaws to give effect to the governance provisions agreed to in the Merger Agreement (the “Requisite Enbridge Vote”), (3) approval for listing on the New York Stock Exchange and the Toronto Stock Exchange of the Enbridge common shares to be issued in the Merger, (4) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (5) the receipt of the Competition Act (Canada) Clearance and the Canada Transportation Act Approval (as such terms are defined in the Merger Agreement) and (6) clearance by the Committee on Foreign Investment in the United States.

The Company and Enbridge have each made customary and generally reciprocal representations, warranties and covenants in the Merger Agreement, including, among others, covenants (1) to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, (2) not to engage in certain types of transactions during this period unless agreed to in writing by the other party, (3) to convene and hold a meeting of its stockholders for the purpose of obtaining the Requisite Company Vote or Requisite Enbridge Vote, as applicable and (4) subject to certain exceptions, not to withhold, withdraw, qualify or modify in a manner adverse to other party the recommendation of the Board that a its stockholders provide the necessary votes to approve the transaction.

The Merger Agreement contains customary non-solicitation restrictions prohibiting each of the Company and Enbridge, and their respective subsidiaries, and its and their respective representatives from soliciting alternative acquisition proposals from third parties or participating in discussions or negotiations with or providing information to third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that could reasonably be expected to result in a superior proposal (as described in the Merger Agreement).

The Merger Agreement contains certain termination rights, including the right of the Company and Enbridge to terminate the Merger Agreement if either of the Requisite Company Vote or Requisite Enbridge Vote is not received, and provides that, upon termination of the Merger Agreement by the Company or Enbridge upon specified circumstances, the Company will be required to pay Enbridge a termination fee of $1,000,000,000 and, upon specified circumstances, Enbridge will be required to pay the Company a termination fee of CAN$1,750,000,000. In addition, subject to certain exceptions and limitations, either party may terminate the Merger Agreement if the Merger is not consummated by 5:00 p.m. Eastern Time on March 31, 2017, subject to extension by either Enbridge or the Company for up to three sequential three-month periods for the purpose of obtaining regulatory clearances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 5, 2016, Westcoast Energy Inc., a subsidiary of the Company, amended the Spectra Energy Supplemental Executive Retirement Plan (the “SERP”) to provide that continuous service under the SERP will be deemed to include any time period of salary continuance or time period represented by any equivalent payment or payments to a SERP participant on account of earnings following termination of a participant’s employment. Gregory L. Ebel, the Company’s Chairman, Chief Executive Officer, and President is a participant in the SERP.

Item 8.01	Other Events.

On September 6, 2016, the Company and Enbridge issued a joint press release announcing that the Company and Enbridge have entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

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FORWARD-LOOKING INFORMATION

This presentation includes certain forward looking statements and information (FLI) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this news release contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; future shareholder returns; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; potential asset dispositions; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.Enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 800.481.2804 within North America and 403.231.5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Ct. Houston, TX 77056 or by calling 713.627.4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of September 5, 2016, among Spectra Energy Corp, Enbridge Inc. and Sand Merger Sub, Inc.*

99.1	Joint Press Release, issued by Enbridge Inc. and Spectra Energy Corp, dated September 6, 2016

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Spectra Energy Corp hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRA ENERGY CORP

Date: September 6, 2016	By:	/s/ John. P. Reddy
	Name:	John P. Reddy
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of September 5, 2016, among Spectra Energy Corp, Enbridge Inc. and Sand Merger Sub, Inc.*

99.1	Joint Press Release, issued by Enbridge Inc. and Spectra Energy Corp, dated September 6, 2016

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Spectra Energy Corp hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

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